COLLETTE ERICKSON
FARMER &O’NEILL LLP
ATTORNEYS AT LAW
235 PINE STREET, SUITE 1300
SAN FRANCISCO, CALIFORNIA 94104-2733
TELEPHONE (415) 788-4646 • FAX (415) 788-6929 • www.collette.com

October 21, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mark P. Shuman
Sara Kalin

Re:	CoSine Communications, Inc. Preliminary Proxy Statement on Schedule 14A filed October 6, 2005 File No. 0-30715

Dear Mr. Shuman:

On behalf of CoSine Communications, Inc. (the "Company"), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated October 18, 2005, relating to the Company's Preliminary Proxy Statement on Schedule 14A (File No. 0-30715) filed with the Commission on October 6, 2005.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

General

We note from your Form 10-K for the fiscal year ended December 31, 2004 that you have a subsidiary in Korea. Please confirm that such subsidiary is in South Korea or advise.

The Company appreciates the Staff’s comments and will provide such clarification and disclosure in its future filings. For the Staff’s information, the Company's subsidiary, CoSine Communications Korea, was organized and existed under the laws of the country of South Korea, officially the Republic of Korea. CoSine Communications Korea was liquidated as of September 7, 2005.

* * *

U.S. Securities and Exchange Commission
October 21, 2005

Please note that the acknowledgments of the Company as requested by the Staff are provided under separate cover.

Please direct your questions or comments regarding the Company's responses to the undersigned at (415) 788-4646. Thank you for your assistance.

Sincerely,

/s/JOHN V. ERICKSON

John V. Erickson

cc: Terry Gibson